SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                          (Amendment No. 1)1


                           MONMOUTH COMMUNITY BANCORP
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   609539 10 1
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  July 23, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]  Rule 13d-1(b)

[X ]    Rule 13d-1(c)

[    ]  Rule 13d-1(d)



     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 Pages

CUSIP No.        609539 10 1                       13G
--------------------------------------------------------------------------------
1. Names of Reporting Persons
   I.R.S. Identification No. of Above Persons (Entities Only)

     James G. Aaron
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)

         [   ] (a)
         [ X ] (b)
--------------------------------------------------------------------------------
3. SEC Use Only
--------------------------------------------------------------------------------
4. Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------
                      5.       Sole Voting Power
Number of                                                   21,891     (1)
Shares                ----------------------------------------------------------
Beneficially          6.       Shared Voting Power
Owned by                                                    20,445     (2)
Each                  ----------------------------------------------------------
Reporting             7.       Sole Dispositive Power
Person With                                                 21,891     (1)
                      ----------------------------------------------------------
                      8.       Shared Dispositive Power
                                                            20,445     (2)
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
                                                            50,604     (3)
--------------------------------------------------------------------------------
10.      Check Box if the Aggregate Amount in Row 9 Excludes Certain
     Shares (See Instructions)       [   ]
---------------------------------------------------------------- ---------------
11.      Percent of Class Represented by Amount in Row 9                5.0%

--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)                    IN
--------------------------------------------------------------------------------


                                  Page 2 of 6 Pages

Item 1.

         (a)      Name of Issuer:

                    Monmouth Community Bancorp

         (b)      Address of Issuer's Principal Executive Offices:

                    627 Second Avenue, Long Branch, NJ 07740
Item 2.

         (a)      Name of Person Filing:

                           James G. Aaron

         (b)      Address of Principal Business Office or, if none, Residence:

                           10 Muncy Drive, West Long Branch, New Jersey 07764

         (c)      Citizenship:

                           United States

         (d)      Title of Class of Securities:

                           Common Stock, par value $0.01

         (e)      CUSIP Number:

                           609539 10 1

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

         (a)      [   ]    Broker or dealer registered under Section 15 of the
                           Act;

         (b)      [   ]    Bank as defined in Section 3(a)(6) of the Act;

         (c)      [   ]    Insurance company as defined in Section 3(a)(19) of
                           the Act;

         (d)      [   ]    Investment company registered under Section 8 of the
                           Investment Company  Act of 1940;

         (e)      [   ]    An investment adviser in accordance with Rule
                           13d-1(b)(1)(ii)(E);

         (f)      [   ]    An employee benefit plan or endowment fund in
                           accordance with Rule 13d-1(b)(1)(ii)(F);

         (g)      [   ]    A parent holding company or control person in
                           accordance with Rule 13d-1(b)(1)(ii)(G);

         (h)      [   ]    A savings association as defined in Section 3(b) of
                           the Federal Deposit Insurance Act;

         (i)      [   ]    A church plan that is excluded from the definition of
                           an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

         (j)      [   ]    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


                               Page 3 of 6 Pages

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)      Amount beneficially owned:   50,604 shares of common stock   (3) .
                                      -------------------------------------
(b)      Percent of class:   5.0% .
                          ---------
(c)      Number of shares as to which the person has:

(i)      Sole power to vote or to direct the vote   21,891      (1) .
                                                  -------------------
(ii)     Shared power to vote or to direct the vote   20,445    (2) .
                                                  -------------------
(iii)    Sole power to dispose or to direct the disposition of   21,891   (1) .
                                                              ------------------
(iv)     Shared power to dispose or to direct the disposition of   20,445 (2) .
                                                                ----------------
Item 5.  Ownership of Five Percent or Less of a Class.

           Not applicable.
           ---------------------------------------------------------------------

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares to which this statement relates. No one person's interest in such shares is more than five percent of the total outstanding stock of the Issuer.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

           Not applicable.
           ---------------------------------------------------------------------

Item 8.    Identification and Classification of Members of the Group.

           Not applicable.
           ---------------------------------------------------------------------

Item 9.    Notice of Dissolution of Group.

           Not applicable.
           ---------------------------------------------------------------------

Item 10. Certifications.

          (a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

               Not applicable.
               -----------------------------------------------------------------

                               Page 4 of 6 Pages

          (b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


--------------------------------------------------------

(1) Includes 3,150 shares subject to currently exercisable stock options. Also includes 8,268 shares held in an Individual Retirement Account with Bear Stearns for the benefit of the reporting person. Also includes 5,512 shares registered in the name of the reporting person as trustee for the Trust Under the Will of Leslie B. Aaron, the reporting person's father. The reporting person disclaims any beneficial ownership to the shares held in this trust.

(2) Includes 4,961 shares registered in the name of ERBA Co., Inc., in which the reporting person has an ownership interest and serves as vice president. The reporting person disclaims beneficial ownership of these securities except to the extent of his ownership interest in ERBA Co., Inc. Also includes 4,460 shares registered in the name of the Aaron Family Limited Partnership, of which the reporting person is a partner. The reporting person disclaims beneficial ownership of these securities except to the extent of his partnership interest in the Aaron Family Limited Partnership. Also includes 5,512 shares in the name of the David Ritter Trust and 5,512 shares in the name of the Randy Ritter Trust, of which the reporting person is a trustee. The reporting person disclaims any beneficial ownership to the shares held in these trusts.

(3) Footnotes 1 and 2 are incorporated herein by reference. Includes 4,410 shares held in trusts for the benefit of the reporting person's family members of which the reporting person's spouse is trustee. Also includes 1,102 shares registered in the name of the reporting person's spouse and 2,756 shares held in an Individual Retirement Account with Bear Stearns for the benefit of the reporting person's spouse. The reporting person disclaims any beneficial ownership to the shares held in these trusts, the shares held by his spouse and the shares held for the benefit of his spouse.


--------------------------------------------------------



                               Page 5 of 6 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                    November 25, 2002
                                         ---------------------------------------
                                                           Date

                                                    /s/ James G. Aaron
                                         --------------------------------------
                                                         Signature


                                          James G. Aaron, Secretary and Director
                                          --------------------------------------
                                                        Name/Title




                               Page 6 of 6 Pages